                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                KINAM GOLD, INC.
                            (Name of Subject Company)

                            KINROSS GOLD CORPORATION
                            (Name of Filing Persons)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

================================================================================

        TRANSACTION VALUATION                    AMOUNT OF FILING FEE

               $ N/A                                    $ N/A

================================================================================


|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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KINROSS GOLD CORPORATION

    TORONTO, Feb. 4 /CNW/ - Kinross Gold Corporation ("Kinross"; TSE-K; Amex-KGC) announced today that it has informed Kinam Gold Inc. ("Kinam"; Amex-KGC.pr.B) that it is considering a cash tender offer of $16.00 per share for the 894,600 shares of Kinam's $3.75 Series B Convertible Preferred Shares not already owned by Kinross. Kinross currently owns all of the common shares of Kinam and 945,400 of the 1,840,000 issued and outstanding Kinam preferred shares. Commencement of the formal tender offer is subject to a number of conditions, including the completion of a financing by Kinross announced on January 22, 2002, which Kinross anticipates will be completed by February 12, 2002, and a determination by the Board of Directors of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the preferred shares. There can be no assurance that these conditions will be met or that the tender offer will be made by Kinross. The formal offer, if made, will be subject to such terms and conditions as may be set forth in the tender offer documents.

    This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements involve various risks and uncertainties, including the successful completion of the financing; changes in the price of gold; the absence of material changes in general economic conditions; and the final determinations of the Boards of both Kinross and Kinam. The occurrence of any one or more of these risks could cause actual results and future events to differ materially from those anticipated in the forward-looking statements.

    KINROSS HAS NOT MADE A FINAL DETERMINATION TO PROCEED WITH THE TENDER OFFER. SECURITIES OFFERED IN THE KINROSS FINANCING HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. HOLDERS OF THE $3.75 SERIES B PREFERRED STOCK ARE ADVISED TO READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. IF A TENDER OFFER IS COMMENCED BY KINROSS, INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov. HOLDERS OF $3.75 SERIES B PREFERRED STOCK WILL ALSO BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT, LETTER OF TRANSMITTAL, AND OTHER OFFERING DOCUMENTS FOR FREE FROM KINROSS AT THE SCOTIA PLAZA, 52nd FLOOR, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2 CANADA, ATTN: SHELLEY RILEY, TELEPHONE NUMBER (416) 365-5198.

For further information: For additional information e-mail info@kinross.com or contact: Robert M. Buchan, Chairman and Chief Executive Officer, Tel: (416) 365-5650; Gordon A. McCreary, Vice President Investor Relations and Corporate Development, Tel: (416) 365-5132.